SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Exhibit

1. English translation of a letter dated January 1, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, January 1, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Merger by Absorption between Telecom Argentina S.A. (the “Surviving Company”) and Cablevisión S.A. (the “Absorbed Company”) (the “Merger”)

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the information submitted today.

In this regard, I inform that in accordance with the Preliminary Merger Agreement and the Final Merger Agreement and the notification received from Fintech Telecom LLC (“Fintech Telecom”) and Fintech Media LLC (“Fintech Media”) on December 29, 2017 informing of a corporate reorganization process by which Fintech Telecom absorbs by merger with Fintech Media and VLG Argentina Escindida LLC (a spin-off of VLG Argentina LLC) with effect on the Effective Date of the Merger, the shares issued by the Board of Directors of Telecom Argentina as of today were delivered: i) to Fintech Telecom LLC: 342,861,748 Class “A” shares issued by the Company; ii) to Cablevisión Holding S.A.: 406,757,183 Class “D” shares issued by the Company; and iii) to VLG Argentina LLC: 434,909,475 Class “D” shares issued by the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 2 , 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations